

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3561

March 17, 2006

Mr. Pengcheng Chen
Chief Executive Officer
Kushi Natural Foods Corp.
3rd Floor, A Tower of Chuang Xin
Information Building No. 72
Second Keji Road, Hi Tech Zone
Xi'An, China

      Re: Kushi Natural Foods Corp.
             Amendment No. 2 to Form 8-K
             Filed March 8, 2006
             File No. File 000-30115

Dear Mr. Chen:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

cc: Steven W. Schuster, Esq.